MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
                 PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of Hancock Horizon Family of Funds (consisting of Treasury Securities Money Market Fund, Strategic Income Bond Fund, Growth Fund and Value Fund (the "Funds"), separately managed portfolios of The Arbor Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 31, 2001, and from January 31, 2001 (last examination date) through July 31, 2001.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2001, and from January 31, 2001 through July 31, 2001, with respect to securities reflected in the investment account of the Funds.


TREASURY SECURITIES MONEY MARKET FUND,
STRATEGIC INCOME BOND FUND,
GROWTH FUND,
VALUE FUND:


By:

           -------------------------------------
           James R. Foggo
           President



           --------------------------------------
           Peter Golden
           Controller and Chief Financial Officer



           ---------------------------------------
           Cliff Saik
           Senior Vice President and Senior Trust Officer

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Trustees of The Arbor Fund

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Hancock Horizon Family of Funds' (consisting of Treasury Securities Money Market Fund, Strategic Income Bond Fund, Growth Fund and Value Fund (the "Funds"), separately managed portfolios of The Arbor Fund) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of July 31, 2001. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 2001, and with respect to agreement of security purchases and sales, for the period from January 31, 2001 (the date of our last examination), through July 31, 2001:

- Confirmation of all securities held by institutions in book entry form from the Federal Reserve Bank of Gulfport and the Bank of New York, which serves as the clearing house for Depository Trust Company;

- Confirmation of all securities out for transfer with brokers or alternative procedures;

- Reconciliation of all such securities between the books and records of the Funds and the Custodian (Hancock Bank);

- Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Bank of New York and Chase Manhattan Bank records or other alternative procedures; and

- Agreement of seventeen security purchases and ten security sales since our last report from the books and records of the Funds to broker confirmations or other alternative procedures.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2001 with respect to securities reflected in the investment account of the Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.




November 14, 2001

FUND NAME                                                   STATE                         FILING TYPE     FILE NUMBER

The Arbor Fund

                                                            CALIFORNIA                    A = Annual         505 7356
                                                            COLORADO                      A = Annual         IC 95-08-501
                                                            GEORGIA                       O = Other          56-931071
                                                            ILLINOIS                      A = Annual         9944253
                                                            INDIANA                       A = Annual         93-0548 IC
                                                            MINNESOTA                     G = Good Until S   R-36888.2
                                                            NORTH CAROLINA                A = Annual         3326
                                                            PENNSYLVANIA                  A = Annual         93-02-003MF
                                                            VIRGINIA                      A = Annual         1956
                                                            WYOMING                       O = Other          18723


The Arbor Fund - Hancock Bank Family of Funds - Trust Class,

                                                            LOUISIANA                     A = Annual         74815


The Arbor Fund - Hancock Bank Family of Funds - Trust Class

                                                            LOUISIANA                     A = Annual         68578

The Arbor Fund - Hancock Bank Family of Funds - Class A

                                                            LOUISIANA                     A = Annual         74813

The Arbor Fund - Hancock Bank Family of Funds -

                                                            LOUISIANA                     A = Annual         68580



The Arbor Fund - Hancock Bank FOF - Treasury Securities MM

                                                            ALABAMA                       A = Annual

The Arbor Fund - Hancock Bank FOF - Treasury Securities MM-Class A

                                                            MISSISSIPPI                   A = Annual         MF-00-06-018
                                                            TEXAS                         G = Good Until S   C62883

The Arbor Fund - Hancock Bank FOF - Treasury Securitites MM-Inst. Sweep

                                                            MISSISSIPPI                   A = Annual         MF-00-06-017
                                                            TEXAS                         G = Good Until S

The Arbor Fund - Hancock Bank FOF - Treasury Securities MM-Trust Class

                                                            MISSISSIPPI                   A = Annual         MF-00-06-016
                                                            TEXAS                         G = Good Until S   C-62885

The Arbor Fund - Hancock Bank FOF - Tax Exempt Money Market

                                                            ALABAMA                       A = Annual

The Arbor Fund - Hancock Bank FOF - Tax Exempt Money Market-Class A

                                                            MISSISSIPPI                   A = Annual         MF-00-06-015
                                                            TEXAS                         G = Good Until S

The Arbor Fund - Hancock Bank FOF - Tax Exempt Money Market-Trust Class

                                                            MISSISSIPPI                   A = Annual         MF-00-06-014
                                                            TEXAS                         G = Good Until S

The Arbor Fund - Hancock Bank FOF - Strategic Income Bond

                                                            ALABAMA                       A = Annual

The Arbor Fund - Hancock Bank FOF - Strategic Income Bond-Class A

                                                            MISSISSIPPI                   A = Annual         MF-00-06-019
                                                            TEXAS                         G = Good Until S   C-62900

The Arbor Fund - Hancock Bank FOF - Strategic Income Bond-Class C

                                                            MISSISSIPPI                   A = Annual         MF-00-06-020
                                                            TEXAS                         G = Good Until S   C62901

The Arbor Fund - Hancock Bank FOF - Strategic Income Bond-Trust Class

                                                            MISSISSIPPI                   A = Annual         MF-00-06-021
                                                            TEXAS                         G = Good Until S   C62902

The Arbor Fund - Hancock Bank FOF - Growth and Income Fund

                                                            ALABAMA                       A = Annual

The Arbor Fund - Hancock Bank FOF - Growth and Income Fund -Class A

                                                            MISSISSIPPI                   A = Annual         MF-00-06-022
                                                            TEXAS                         G = Good Until S   C62897

The Arbor Fund - Hancock Bank FOF - Growth and Income Fund -Class C

                                                            MISSISSIPPI                   A = Annual         MF-00-06-023
                                                            TEXAS                         G = Good Until S   C62898

The Arbor Fund - Hancock Bank FOF - Growth and Income Fund -Trust Shares

                                                            MISSISSIPPI                   A = Annual         MF-00-06-024
                                                            TEXAS                         G = Good Until S   C62899



 The Arbor Fund - Hancock Horizon Growth Fund

                                                            ALABAMA                       A = Annual
                                                            LOUSIANNA                     A = Annual         73147

The Arbor Fund - Hancock Horizon Growth Fund-Class A

                                                            MISSISSIPPI                   A = Annual         MF-01-01-326
                                                            TEXAS                         G = Good Until S   C65546

The Arbor Fund - Hancock Horizon Growth Fund-Class C

                                                            MISSISSIPPI                   A = Annual         MF-01-01-327
                                                            TEXAS                         G = Good Until S   C65547

The Arbor Fund - Hancock Horizon Growth Fund-Trust Class

                                                            MISSISSIPPI                   A = Annual         MF-01-01-328
                                                            TEXAS                         G = Good Until S   C65548

